Filed by Applera Corporation


                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                     Subject Company: Axys Pharmaceuticals, Inc.
                                                   Commission File No. 000-22788



                              REMARKS PREPARED FOR
                  CELERA/AXYS PHARMACEUTICALS PRESS CONFERENCE
                        9AM EASTERN TIME; JUNE 13, 2001


The following remarks were prepared for use during the June 13, 2001 press conference announcing the signing of a definitive merger agreement whereby Celera Genomics, an Applera Corporation business, will acquire Axys Pharmaceuticals, Inc. The actual transcript of that press conference was filed with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933 (and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934) on June 15, 2001.

ROB BENNETT--Thank you for joining us for today's conference call and webcast. This call has been scheduled to discuss this morning's press release which announced plans for the acquisition of Axys Pharmaceuticals by the Celera Genomics Group of Applera Corporation.

With me on the call today to make statements regarding the announcement are Tony White, CEO of Applera; Paul Hastings, President and Chief Executive Officer of Axys; and Peter Chambre, Chief Operating Officer of Celera. After prepared statements, they will be available, along with other executive team members of Celera and Axys, including Dr. Craig Venter, president and chief scientific officer of Celera, to answer your questions.

Before we begin, let me mention that during the call we will be making forward-looking statements about Celera Genomics and Axys Pharmaceuticals and their intended merger, and that these statements are subject to the risks and uncertainties that are referred to in today's press release, and in Axys's and Applera's filings with the Securities & Exchange Commission. Please refer to these documents for more detail regarding specific risk factors associated with forward looking statements.

Applera plans to file a Registration Statement on SEC Form S-4 in connection with the merger and Axys expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

The Registration Statement and the Proxy Statement/Prospectus will contain important information about Applera, Celera, Axys, the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Applera and Axys file annual, quarterly and

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special reports, proxy statements and other information with the Securities and
Exchange Commission. Interested parties may read and copy any reports, statements, and other information filed by Applera and Axys at the SEC public referenced rooms at 450 Fifth Street, N.W. Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Applera's and Axys's filings with the Commission are also available to the public from commercial documents-retrieval services and the web site maintained by the Commission at http://www.sec.gov. The Registration Statement and Proxy Statement/Prospectus and these other documents may also be obtained for free from the parties.

Applera, Axys, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Axys in favor of the merger. The directors and executive officers of Applera and their beneficial ownership of Celera common stock are set forth in the proxy statement for the 2000 annual meeting of Applera. The directors and executive officers of Axys and their beneficial ownership of Axys common stock are set forth in the proxy statement for the 2001 annual meeting of Axys.

Now I would like to turn the meeting over to Tony White.

TONY WHITE-Thank you.

We've worked very hard to assure that Applera has been at the center of the revolution taking place in the life sciences. Our on-going mission is to fuel and extend this revolution by developing new capabilities as we meet the ambitious goals that we set for ourselves. While we've made strides in achieving this mission, much remains to be done.

In less than three years, Celera successfully achieved the goals we initially set for that business. Having reached those goals more quickly than we thought possible, we focused on evaluating possibilities in front of us as we moved to the next phase of our development.

Earlier this year, we outlined our plans to develop a powerful discovery engine at Celera. This morning we announced plans for the merger of Celera and Axys. As you will hear, we are all pretty excited about the possibilities we hope may be realized by combining the capabilities of these two organizations. This merger is motivated by our shared desire to accelerate the discovery and development efforts started by each company. We envision a combined organization will have significantly more capability to advance the discovery of treatments for human disease and lead to fundamental improvements in the human condition. The merger has the unanimous support of the Boards of Applera and Axys, and we are optimistic that this merger will benefit the shareholders of both companies.

With that, I will turn it over to Peter Chambre, Celera's Chief Operating
Officer.

PETER CHAMBRE-- Thank you Tony.

Today Celera and Axys announced the terms of their proposed merger transaction. Under these terms, Axys stockholders would receive a fixed value of $4.65 per share payable in Celera common stock. The ultimate value to be received is subject to a collar mechanism, as explained in today's press release.

We have been saying that Celera's strategic objective is to become a leading therapeutics and diagnostics company based on new scientific principles and practices and through the industrialization of biology. But to succeed in its mission, Celera needs to build the capabilities customarily found in world-class biotechnology companies. We believe Axys will meaningfully contribute to this effort.

Let me address how these businesses are complementary and how the combination should strengthen Celera's position in the future. Celera is building an industrial scale capability in proteomics, based on differential expression analysis, with the objective of creating a substantial pipeline of new targets. We have already begun to develop an internal approach for immunotherapeutic intervention. However, a critical requirement for our future will be to have the capabilities of discovering candidates for small molecule therapeutics to address these new targets.

Axys is expected to provide Celera with needed capabilities, particularly in small molecule lead identification and optimization. We believe Axys will add technical capabilities, capacity, infrastructure and - most importantly - people with exceptional skills and experience to enable Celera to take a significant step towards its future goals.

Medicinal chemistry, pharmacology and assay development are all core competencies at Axys. Its California-based facilities host over 100 scientists who are experienced at utilizing the company's extensive library of compounds and structure-based design expertise to create optimized candidates. Resources available to them include diverse combinatorial libraries, assay development, high throughput screening techniques and animal models. They have proven their capabilities by delivering validated compounds to their collaboration partners and by internally advancing candidates. The company has announced plans to expand medicinal chemistry facilities by over 40,000 square feet.

I will briefly mention two pharmaceutical partnerships. Axys has been collaborating with Merck since 1996. Research is currently being done in the development of therapeutic candidates directed to the treatment of osteoporosis. Its collaboration with Aventis focuses on the development of lead compounds for the treatment of inflammation and autoimmune diseases. Axys realized milestone payments from both these partners in the first quarter, and has the

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opportunity to earn additional milestone payments in the future. Celera expects to continue and to enhance these and other relationships.

Internally managed programs have been established in oncology. These programs are based on multiple targets, including urokinase inhibitors and estrogen receptor modulators.

We are particularly delighted to be welcoming the scientific and management team of Axys. We believe the combination of our two companies will bring tremendous strength in the discovery of small molecule therapeutics.

Now I will turn this over to Paul Hastings, President and CEO of Axys, to give you his perspective.

PAUL HASTINGS--Thanks Peter.

I am pleased to be speaking to you today about our proposed merger with Celera.

By joining forces with Celera, we believe that we can expand our ability to discover and develop truly innovative new therapies. Celera has established exciting discovery programs that should provide new targets to Axys' scientific team.

We believe that the capabilities and cultures of these two organizations will blend well. Both companies are discovery-driven and focused on new therapeutics. Peter Chambre and I look forward to leading the integration team and we will encourage the active participation of employees from both companies.

Celera and Axys have each established a reputation for delivering positive results against odds and challenges. We believe that we significantly increase our chances of success by joining forces.

With that let me turn it back to Peter.

PETER CHAMBRE--One last comment. I am sure there are many of you who have questions about the impact of this on Celera's forward guidance. We have not updated Celera's guidance in today's release, and we will not do so on today's call. Consistent with our past practice, we plan to update you in this regard during our fiscal fourth quarter earnings call in July.

With that I will turn the meeting back to Rob Bennett.